UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 2)

RUSSOIL CORPORATION
(Name of Issuer)

Shares of Common Stock, $0.00001 Par Value
(Title of Class of Securities)

148272 10 7
(CUSIP Number)

Silvestre Hutchinson
Casa No. 218
Altos De Das Pradera San Antonio,
Calle Genoa, Republic of Panama
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 148272 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silvestre Hutchinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 250,000

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 1% of the issued and outstanding shares of common stock*
14.	Type of Reporting Person (See Instructions) IN

*Based on 210,250,000 shares of the Issuer's common stock outstanding as of the date of the Reporting Event.

Item 1. Security and Issuer

This statement relates to the common stock $0.00001 par value, of Russoil Corporation, a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are currently located at Vozdizhenka Str. 4/7, 103009 Moscow, Russia

Item 2. Identity and Background

(a) The name of the person filing this statement: Silvestre Hutchinson (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: Casa #218, Altos De Das Pradera San Antonio, Calle Genova, Republic of Panama.

(c) The present principal occupation of the Reporting Person and the organization in which such employment is conducted are as follows: Economic Advisor of Hutchinson and Associates and the General Manager of Hutchinson & Lewis Consultants.

(d) The reporting person is a citizen of Panama

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has approximately 210,250,000 issued and outstanding shares of common stock. The Reporting Person owns 250,000 shares, representing less than one (1%) percent of the issued and outstanding common stock of the Issuer. The shares directly owned by the Reporting Person are subject to an exemption from the registration requirements of the United States securities laws under Regulation S promulgated under the Securities Act.

(b) The Reporting Person had the shared power to vote or direct the vote of an additional 110,000,000 shares pursuant to a Voting Agreement (described below) and the sole power to dispose or direct the disposition of 250,000 of the shares reported above in this Item 5, as they are being directly owned by him.

(c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The event causing this Amendment No. 2 to Schedule 13D to be filed is the Reporting Person’s terminating the obligations of Viktor Ekimov under the Voting Agreement discussed below.

In connection with the acquisition of 51% of the capital stock of Smolenergy, Viktor Ekimov and the Reporting Person, entered into a Voting Agreement, pursuant to which Mr. Ekimov agreed to vote his shares (110,000,000) in favor of up to two persons designated by the Reporting Person, that may have included the Reporting Person, to the Issuer’s Board of Directors, and Mr. Hutchinson agreed to vote his shares (250,000) in favor of five persons designated by Mr. Ekimov, that may include Mr. Ekimov, to the Issuer’s Board of Directors. The Voting Agreement also required their prospective nominees to vote against any action, proposal or agreement (i) including without limitation, any amendment to, or restatement of the Issuer’s Certificate of Incorporation or By-laws, submitted to the Issuer’s shareholders for their approval, authorization or ratification; and (iii) the issuance of any shares of the Issuer’s capital stock for a one year period.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2008

/s/ Silvestre Hutchinson Name: Silvestre Hutchinson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).